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                               December 4, 2020

       Eli Glickman
       Chief Executive Officer and President
       ZIM Integrated Shipping Services Ltd.
       9 Andrei Sakharov Street
       Matam Scientific Industries Center, P.O. Box 1723
       Haifa 3101601, Israel

                                                        Re: ZIM Integrated
Shipping Services Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted November
20, 2020
                                                            CIK 0001654126

       Dear Mr. Glickman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results and Operations
       Critical accounting policies and estimates
       Impairment, page 73

   1. We reviewed your response to our comment 6, that the Company's management considers historical utilization,
amongst other factors, when forecasting its future operations. You also disclose in your
risk factors that until excess capacity is fully absorbed in the shipping lines on which your
operations are focused, the industry will continue to experience downward pressure on
freight rates and such prolonged pressure could have a material adverse effect on your
financial condition, results of operations and liquidity. Please tell
 Eli Glickman
ZIM Integrated Shipping Services Ltd.
December 4, 2020
Page 2
      us whether you consider utilization rates to be key assumptions in calculating value-in-use and, if so, what consideration you gave to describing historical and projected future utilization rates as key assumptions in your assessment of impairment.

      You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or
Gus
Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-
551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameEli Glickman
                                                           Division of
Corporation Finance
Comapany NameZIM Integrated Shipping Services Ltd.
                                                           Office of Energy &
Transportation
December 4, 2020 Page 2
cc:       Pedro J. Bermeo, Esq.
FirstName LastName